UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022 (No. 1)

Commission File Number 001-37846

QUOIN PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Azrieli Center, Round Tower, 30th Floor

132 Menachem Begin Blvd

Tel Aviv, 6701101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

EXPLANATORY NOTE

Public Offering

On August 5, 2022, Quoin Pharmaceuticals Ltd. (the “Company”) announced the pricing of its “reasonable best efforts” public offering (the “Offering”) of 11,050,000,000 ordinary shares represented by 2,210,000 American Depositary Shares (“ADSs”) at a purchase price of $5.00 per ADS and pre-funded warrants (the “Pre-Funded Warrants”) to purchase 5,750,000,000 ordinary shares represented by 1,150,000 ADSs at a per pre-funded warrant price of $4.9999, with each ADS and Pre-Funded Warrant accompanied by an ordinary warrant (the “Common Warrant”), for aggregate gross proceeds of $16.8 million.

The Offering was made pursuant to the Company’s effective registration statement on Form F-1, as amended (Registration No. 333-266476) and accompanying prospectus filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”).

On August 9, 2022 (the “Closing Date”), the Company completed the Offering resulting in net proceeds of approximately $15.0 million, after deducting the placement agent’s fees and estimated offering expenses payable by the Company, and excluding the proceeds, if any, from the subsequent exercise of the Common Warrants. Each Common Warrant has an exercise price of $5.00 per ADS and expires on the fifth anniversary of the Closing Date. On the Closing Date, the holder of Pre-Funded Warrants sold in the Offering exercised its Pre-Funded Warrants in full.

The Company intends to use the net proceeds of this Offering for general corporate purposes, which may include operating expenses, research and development, including clinical and pre-clinical testing of product candidates, working capital, future acquisitions and general capital expenditures. The Company has not determined the amount of net proceeds to be used specifically for any of such purposes.

In connection with the Offering, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors. The Purchase Agreement provided that for a period of 180 days following the closing of the Offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement. Further, the Company has agreed in the Purchase Agreement not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs or ordinary shares or their equivalents, subject to certain exceptions, for a period of 90 days after the closing of the Offering. The Purchase Agreement also contained representations, warranties, indemnification and other provisions customary for transactions of this nature.

In connection with the Offering, the Company paid A.G.P./Alliance Global Partners (the “Placement Agent”) a cash placement fee equal to 7.0% of the aggregate proceeds raised in the Offering (provided, however, that with respect to the purchase price paid by a certain investor at the closing of the Offering, the Placement Agent’s cash fee was reduced to 3.5% for proceeds received from such investor) and a non-accountable expense allowance equal to 1% of the gross proceeds raised in this Offering. The Company also reimbursed the Placement Agent for certain of its offering-related expenses.

The forms of the Purchase Agreement, the Pre-Funded Warrant and Common Warrant are filed as Exhibits 10.1, 4.1 and 4.2, respectively, to this report and are incorporated herein by reference. The provisions of the Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements.

Nasdaq Listing

The Company previously reported that, on April 22, 2022, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market, LLC (“Nasdaq”) notifying it that the Company was no longer in compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) requires listed companies to maintain stockholders’ equity of at least $2.5 million. In addition, as of April 21, 2022, the Company did not meet the alternative continued listing requirements based on market value of listed securities or net income from continuing operations. In accordance with Nasdaq Listing Rule 5810(c)(2)(A), within 45 calendar days of receiving this notice, the Company submitted a plan to regain compliance to Nasdaq. This plan was accepted, and Nasdaq granted an extension to the Company until October 19, 2022, to evidence compliance.

As of the date of this report, the Company believes that its stockholders’ equity exceeds $2.5 million due to the completion of the Offering. The Company is awaiting confirmation of compliance with the stockholders’ equity requirement from Nasdaq. Following such compliance determination, Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of its next report disclosing quarterly financial information the Company does not evidence compliance, it may be subject to delisting. In the event of a new delisting determination, the Company would be entitled to a hearing before a Nasdaq Panel, and a hearing request would stay any suspension or delisting action pending the conclusion of the hearings process.

The Company also previously reported that, on June 10, 2022, the Company received a letter from the Nasdaq Listing Qualifications staff notifying it that the closing bid price per ADS was below the required minimum of $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of one hundred eighty (180) calendar days, or until December 7, 2022 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per ADS is at least $1.00 for a minimum of ten (10) consecutive business days (Nasdaq has discretion to monitor for as long as twenty (20) consecutive business days), Nasdaq will provide a written confirmation of compliance to the Company and the matter will be closed. As of the date of this report, the Company’s closing bid price per ADS has exceeded $1.00 for eight consecutive business days. In the event the Company does not regain compliance by December 7, 2022, it may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held ADSs and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period within the next 180 calendar days.

Business Update – Recent Developments

ADS Ratio Change

The Company previously announced that, on July 12, 2022, its Board of Directors approved the change in the ratio of ADS evidencing ordinary shares from 1 ADS representing four hundred (400) ordinary shares to 1 ADS representing five thousand (5,000) ordinary shares, which resulted in a one for 12.5 reverse split of the issued and outstanding ADSs (the “Ratio Change”). The Ratio Change was effective August 1, 2022. All ADS and related option and warrant information presented in Exhibits 99.3, 99.4 and 99.5 to this Form 6-K has been retroactively adjusted to reflect the reduced number of ADSs resulting from the Ratio Change.

Agreements with Altium Growth Fund, LP and Noteholder Warrants

The Company previously reported that, on July 14, 2022, the Company, its wholly-owned subsidiary, Quoin Pharmaceuticals Inc. (“Quoin Inc.”), and Altium Growth Fund, LP (“Altium”) entered into an agreement, pursuant to which the parties agreed to, among other things, (i) amend certain terms of the Series A Warrant and Investor Exchange Warrants previously issued to Altium to, among other things, reduce the exercise price to $0.00 per ADS with respect to a total of 399,999 ADS, (ii) cancel the Series C Warrant and a portion of the Series A Warrant previously issued to Altium, and (iii) terminate the Securities Purchase Agreements, pursuant to which the warrants were previously issued to Altium. As of August 2, 2022, Altium exercised all of its warrants outstanding and the Company issued a total of 399,999 ADSs to Altium.

The Company previously reported that, in March 2022, it issued warrants (the “Noteholder Warrants”) to five holders of promissory notes issued by Quoin Inc. in October 2020, including the Company’s directors, Messrs. Langer and Culverwell. Effective as of July 14, 2022, in connection with the Company’s agreement with Altium, pursuant to which the exercise price of the Series A Warrant and Investor Exchange Warrants was reduced to $0.00 per ADS, the exercise price of the Noteholder Warrants was also reduced to $0.00 per ADS in accordance with the adjustment provisions of such warrants.

Going Concern Qualification

The Company expected to receive additional funding through the mandatory exercise provision of the Series C Warrant that was canceled on July 14, 2022, which would have resulted in proceeds of approximately $9.5 million. In the event the requirements of the mandatory exercise provision of such warrant were not met, the Company expected Altium to act on its written commitment to provide funding equal to the $9.5 million expected upon exercise of the Series C Warrant, at prevailing market rates, and thus the Company believed that the Company had sufficient resources to implement our business plan for at least one year from the issuance of our consolidated financial statements as of and for the year ended December 31, 2021, as well as of and for the three months ended March 31, 2022 as of the respective dates of the issuance of these financial statements. Following the cancellation of the Series C Warrant on July 14, 2022, the Company no longer expected to receive such proceeds from Altium. This raised substantial doubt about its ability to continue as a going concern. Other than if one or more of the Company’s product candidates are accepted into Early Access Programs in certain countries, the Company does not expect to generate revenue from product sales unless and until the Company successfully completes development and obtains marketing approval for one or more of its product candidates which the Company expects will take a number of years and is subject to significant uncertainty.

Following the completion of the Offering described in this report, the Company believes its going concern qualification will be modified in connection with its next quarterly filing.

Clinical Development

Quoin’s lead asset, QRX003, is currently in clinical development in the United States under an open IND application with the FDA. The ongoing study is a randomized, double blinded assessment of two different doses of QRX003 versus a placebo vehicle in Netherton patients. The test materials will be applied once daily, over a twelve-week period, to pre-selected areas of the patient’s body. Based on discussions with the FDA, a number of different clinical endpoints are being assessed in the study, including but not limited to, an Investigators Global Assessment (IGA), Patient’s Global Assessment (PaGA) and Pruritis. The trial will be conducted in up to six clinical sites in the United States. The first clinical site was open in July 2022 and the opening of additional sites is in process, as is patient recruitment into the study.

Cautionary Note Regarding Forward-Looking Statements

Certain information included in this report may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. Unless context indicates or suggests otherwise, “we”, “our”, “us”, “Quoin Ltd.” in this section refers to the consolidated operations of Quoin Pharmaceuticals Ltd.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of losses and needs for additional capital to fund our operations and our expected use of net proceeds of the Offering;
●	our limited operating history and the difficulties encountered by a small developing company;
●	our lack of revenue generated from product sales since inception, and potential inability to be profitable;
●	uncertainties of cash flows and inability to meet working capital needs;
●	our ability to comply with the applicable continued listing requirements of Nasdaq;
●	our ability to obtain regulatory approvals;
●	our ability to obtain favorable pre-clinical and clinical trial results;
●	our ability to identify and develop potential product candidates;
●	additional costs or delays associated with unsuccessful clinical trials;
●	the inability to predict the timing of revenue from a future product;
●	the extensive regulatory requirements and future developmental and regulatory challenges we will still face even if we obtain approval for a product candidate;
●	our ability to obtain or maintain orphan drug designation or exclusivity for our product candidates;
●	our ability to obtain Rare Pediatric Disease designation for our product candidates;
●	the potential oversight of programs or product candidates that may be more profitable or more successful;
●	our technology may not be validated and our methods may not be accepted by the scientific community;
●	the ability to conduct clinical trials, because of difficulties enrolling patients or other reasons;
●	the requirements of being publicly traded may strain our resources;
●	potential adverse effects resulting from failure to maintain effective internal controls;
●	our obligations and governance practices as a “foreign private issuer” being different from those of U.S. domestic reporting companies may result in less protection for investors;
●	the potential negative impact on our securities price and trading volume if securities or industry analysts do not publish reports about us or if they adversely change their recommendations about our business;

●	the potential volatility of the market price for our ADSs;
●	the potential dilution of our shareholders’ ownership due to the Offering and future issuances of share capital;
●	the requirement for holders of ADSs to act through the depositary to exercise their rights;
●	the potential limitations on ADS holders with respect to the transfer of their ADSs
●	the risks of securities class action litigation; and
●	other factors referred to in section “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 and other SEC filings.

All forward-looking statements contained in this report speak only as of the date of this report and are expressly qualified in their entirety by the cautionary statements included in this report. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements.

The information in this Form 6-K, including the exhibits hereto, shall be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230) and on Form F-3 (Registration Nos. 333-219614 and 333-229083).

EXHIBIT INDEX

Exhibit	Description of Exhibit

4.1	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.12 of the Form F-1 filed with the Securities and Exchange Commission on August 3, 2022)

4.2	Form of Common Warrant (incorporated by reference to Exhibit 4.13 of the Form F-1 filed with the Securities and Exchange Commission on August 3, 2022)

10.1	Form of Securities Purchase Agreement dated August 5, 2022 (incorporated by reference to Exhibit 4.11 of the Form F-1/A filed with the Securities and Exchange Commission on August 4, 2022)

23.1	Consent of Friedman LLP, Certified Public Accountants

99.1	Press Release issued on August 5, 2022

99.2	Press Release issued on August 9, 2022

99.3	Consolidated Unaudited Financial Statements as of, and for the period ended, March 31, 2022

99.4	Consolidated Audited Financial Statements as of, and for the period ended, December 31, 2021

99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of, and for the periods ended, March 31, 2022 and December 31, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2022	QUOIN PHARMACEUTICALS LTD.

	By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer